Exhibit 99.1

June 17, 2026

Linkers Industries Limited Announces Entry into a Material Definitive Agreement

New York, June 17, 2026 (GLOBE NEWSWIRE) -- Linkers Industries Limited (Nasdaq: LNKS) (“Linkers” or the “Company”), a manufacturer and a supplier of wire/cable harnesses with operation in Malaysia, today announced entering into a material definitive agreement.

On June 17, 2026, Linkers Industries Limited, a business company incorporated under the laws of the British Virgin Islands, through its wholly-owned subsidiary, Linkers Asia Pacific Limited, entered into a sales and purchase agreement (the “Sale and Purchase Agreement”) with Mr. Man Tak Lau (“Mr. Lau”), the chairman of the board of directors of the Company, pursuant to which Linkers Asia Pacific Limited conditionally agreed to purchase, and Mr. Lau, conditionally agreed to sell, 150,800 shares, or twenty nine (29) percent of the outstanding shares, of LPW Electronics Co., Ltd. (“LPW”), the consideration is approximately US$2,350,000. Meanwhile, all outstanding amounts owed by LPW to an associate, totaling approximately US$6,160,000, together with the foregoing, shall be settled in cash upon closing (the “Transaction”). Immediately prior to the closing of the Transaction, the Company currently owns 20% of the equity interests in LPW. Upon closing of the Transaction, the Company will own up to 49% of the equity interests in LPW. Closing of the expected is on and around June 17, 2026.

LPW is a limited liability company incorporated in Thailand in March 2023 and its principal business is the manufacturing of wire harnesses in Thailand. LPW owns a three-level factory building and a dedicated warehouse of around 6,500 square meters erected on approximately 8,000 square meters of land in Pathum Thani, Thailand. Its customer portfolio comprises multinational corporations with operations in Thailand mainly in the automotive and industrial sectors which will help to enlarge the existing customer base of the Company and offer a valuable opportunity to expand our footprint in Thailand.

About Linkers Industries Limited

Linkers Industries Limited is a manufacturer and supplier of wire/cable harnesses with manufacturing operations in Malaysia and has more than 20 years’ experience in the wire/cable harnesses industry. The Company offers customized wire harnesses for different applications and electrics designs. The customers are generally global brand name manufacturers and original equipment manufacturers in the home appliances, industrial products and automotive industries that are mainly based in the Asia Pacific Region.

FORWARD-LOOKING STATEMENTS

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations, including the execution of a definitive agreement and the closing of the acquisition. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Factors that could cause actual results, performance, or achievements to differ from those expressed or implied by forward-looking statements include, but are not limited to: risks inherent in diligence and negotiation of the proposed transaction; the risk that the transaction may not be consummated on favorable terms or at all; the risk that the expected benefits of the transaction may not be realized on a timely basis or at all; changes in the markets in which Linkers competes, including with respect to its competitive landscape, technology evolution, or regulatory changes; changes in domestic and global general economic conditions; the risk that Linkers may not be able to execute its growth strategies or may experience difficulties in managing its growth and expanding operations; the risk that Linkers may not be able to develop and maintain effective internal controls; the failure to achieve Linkers’ commercialization and development plans and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of Linkers to grow and manage growth economically and hire and retain key employees; the risk that Linkers may fail to keep pace with rapid technological developments to provide new and innovative products and services or make substantial investments in unsuccessful new products and services; that Linkers will need to raise additional capital to fully realize its business plans; the risk of regulatory lawsuits or proceedings relating to Linkers’ business; risks related to regulatory review, approval and commercial development; risks associated with intellectual property protection; Linkers’ limited operating history; and those factors discussed or incorporated by reference in Linkers’ most recent annual report on Form 20-F (the “Annual Report”) and subsequent filings with the Securities and Exchange Commission (the “SEC”).

Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to read the risk factors contained in the Company’s Annual Report and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Contacts

Linkers Industries Limited Investor Relations Contact:

Lot A99, Jalan 2A-3, A101 & A102, Jalan 2A,

Kawasan Perusahaan MIEL Sungai Lalang,

08000 Sungai Petani, Kedah Darul Aman, Malaysia

Tel : +60 4 4417802

Email: linkers.ir@linkers-hk.com